UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

KYTHERA BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

501570105

(CUSIP Number)

A. Robert D. Bailey

Allergan plc

Chief Legal Officer and Corporate Secretary

1 Grand Canal Square,

Docklands Dublin 2, Ireland

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

July 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501570105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS ALLERGAN PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,760,048*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,760,048*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,048*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of the Common Stock (as defined below) of KYTHERA (as defined below) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Common Stock as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 25,938,955 shares of Common Stock outstanding as of June 15, 2015 (based on the representation by KYTHERA in the Merger Agreement (as defined below)) and 471,671 shares of Common Stock underlying stock options that are held by the Supporting Stockholders that are exercisable as of June 17, 2015 or will become exercisable within 60 days thereafter.

CUSIP No. 501570105	SCHEDULE 13D

SCHEDULE 13D

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Allergan plc (“Allergan” or the “Reporting Person”), a company incorporated under the laws of Ireland, with the Securities and Exchange Commission (the “SEC”) on June 29, 2015 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”).

This Amendment relates to the common stock, par value $0.00001 per share (“Common Stock”), of KYTHERA Biopharmaceuticals, Inc., a Delaware corporation (“KYTHERA”), and is being filed to report the execution of Amendment No. 1, dated as of July 1, 2015, to that certain Agreement and Plan of Merger, dated as of June 17, 2015, by and among Allergan, Keto Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Allergan (“Merger Sub”), and KYTHERA. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

“As described in the Current Report on Form 8-K filed by Allergan with the SEC on July 2, 2015, on July 1, 2015, Allergan, Merger Sub and KYTHERA entered into Amendment No. 1 (“Amendment No. 1”) to the Merger Agreement. Amendment No. 1 makes a technical correction to the defined term “VWAP of Parent Stock” (as used in the Merger Agreement). Other than as expressly modified by Amendment No. 1, the Merger Agreement remains in full force and effect as originally executed on June 17, 2015. The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, which is filed as Exhibit 3 hereto and is incorporated herein by reference.”

The second paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“Pursuant to the Merger Agreement, as amended by Amendment No. 1, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any (x) shares held by Allergan, Merger Sub, KYTHERA or any of their respective subsidiaries, (y) shares subject to any unvested KYTHERA restricted stock award which is to be assumed by Allergan and (z) dissenting shares) will be converted into the right to receive (i) $60.00 in cash, without interest, and (ii) a number of ordinary shares of Allergan (“Allergan Shares”) with a value (based upon the volume weighted average price of Allergan Shares for the ten trading days ending three trading days prior to closing) of $15.00 (collectively, the “Merger Consideration”), with cash to be paid in lieu of fractional shares.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement, the Voting Agreement and Amendment No. 1 described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of KYTHERA, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented as follows:

CUSIP No. 501570105	SCHEDULE 13D

Exhibit No.	Description

3	Amendment No. 1, dated as of July 1, 2015, to the Agreement and Plan of Merger, dated as of June 17, 2015, by and among Allergan plc, Keto Merger Sub, Inc. and KYTHERA Biopharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Allergan plc on July 2, 2015).

CUSIP No. 501570105	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2015	ALLERGAN PLC

	By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary

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